Exhibit 99.6

62065 Royal Dutch Shell B ADR:Layout 1 4/10/08 2:07 PM Page 1
62065 Royal Dutch Shell B Baratta / Spinogatti Proof 7 Control Number 4619

Royal Dutch Shell plc

- **VOTE BY INTERNET - https://www.proxypush.com/rds**
  E-consent - www.proxyconsent.com/rds
  - Go to the website address listed above.
  - **Have your proxy card ready.**
  - Follow the simple instructions that appear on your computer screen.
- **VOTE BY PHONE - 1-866-229-4361**
  - Use any touch-tone telephone.
  - **Have your proxy card ready.**
  - Follow the simple recorded instructions.
- **VOTE BY MAIL**
  - Mark, sign and date your proxy card.
  - Detach your proxy card.
  - Return your proxy card in the postage-paid envelope provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. If you have submitted your proxy by telephone or the internet there is no need for you to mail back your proxy.

The Royal Dutch Shell plc 2008 Notice of Meeting and 2007 Annual Report and Form 20-F are available on the Royal Dutch Shell plc website at: http://www.shell.com

1-866-229-4361

☐ CALL TOLL-FREE TO VOTE

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Resolution	FOR	AGAINST	VOTE WITHHELD
1. Adoption of Annual Report & Accounts	☐	☐	☐
2. Approval of Remuneration Report	☐	☐	☐
3. Election of Dr. Josef Ackermann as a Director of the Company	☐	☐	☐
4. Re-election of Sir Peter Job as a Director of the Company	☐	☐	☐
5. Re-election of Lawrence Ricciardi as a Director of the Company	☐	☐	☐
6. Re-election of Peter Voser as a Director of the Company	☐	☐	☐
7. Re-appointment of Auditors	☐	☐	☐
8. Remuneration of Auditors	☐	☐	☐
9. Authority to allot shares	☐	☐	☐
10. Disapplication of pre-emption rights	☐	☐	☐
11. Authority to purchase own shares	☐	☐	☐
12. Authority for certain donations and expenditure	☐	☐	☐
13. Amendments to Long-term Incentive Plan	☐	☐	☐
14. Amendments to Restricted Share Plan	☐	☐	☐
15. Adoption of new Articles of Association	☐	☐	☐

Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side. ☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

62065 Royal Dutch Shell B ADR:Layout 1 4/10/08 2:07 PM Page 2 i 62065 Royal Dutch Shell B Baratta / Sp nogatti Proof 7 Control Number 4619 TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF ROYAL DUTCH SHELL PLC The Bank of New York (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands on May 20, 2008 at 11:00 a.m. (Dutch time), with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London EC2Y 8DS, United Kingdom at 10:00 a.m. (UK time) for the purposes set forth in the Notice of Annual General Meeting. This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 9, 2008, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 13, 2008. The Bank of New York, as Depositary ROYAL DUTCH SHELL PLC The Bank of New York, 101 Barclay Street, New York, NY 10286 The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 9, 2008 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 20, 2008 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein. In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 13, 2008. If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 13, 2008. These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADS Shares will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions. PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where m ore than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. To change your address, please mark this box. ROYAL DUTCH SHELL PLC PROXY PROCESSING PO BOX 3549 S HACKENSACK NJ 07606-9249 To include any comments, please mark this box. Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.